Exhibit 99.1

Aurora Cannabis Provides Guidance for the Second Quarter of Fiscal 2019, Anticipating Net Revenues of $50M to $55M

Company Provides Production Guidance and is Tracking to Achieve Positive EBITDA in Second Calendar Quarter 2019

TSX | NYSE: ACB

EDMONTON, Jan. 8, 2019 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (NYSE: ACB) (Frankfurt: 21P; WKN: A1C4WM) today provided an expected revenue range for the second quarter of the Company's Fiscal 2019 ("Q2 2019"), the period ended December 31, 2018. Full results will be published on Monday, February 11, 2019 pre-market, followed by a conference call later that day, details for which can be found at the end of this release.

Based on preliminary (unaudited) results, the Company anticipates revenues for Q2 2019 of between $50 million and $55 million (net of excise taxes), compared to $11.7 million for the same quarter in the prior year, and compared to $29.7 million for the previous quarter ended September 30, 2018 ("Q1 2019"). The results reflect an anticipated revenue growth rate in excess of 327% compared to Q2 2018 and in excess of 68% compared to Q1 2019.

Revenue growth for the quarter was driven by the Company's strong position in the adult consumer use market in Canada, continued shipments of medical cannabis to Aurora's expanding base of approximately 71,000 patients in Canada, and relatively stable, supply restricted shipments, to its growing international markets.

The Company continues to ramp its production capacity up from 70,000 kg / annum as reported in November 2018, to approximately 100,000 kg / annum today and reaffirms its expectation to achieve at least 150,000 kg / annum of production capacity within the first calendar quarter of 2019 ("Q3 2019"). Aurora defines production capacity as representing all planted rooms approved by Health Canada, factoring in anticipated harvests at maturity annualized for the following twelve (12) month period, based on an average historical yield per plant.

Based on its current production capacity of 100,000 kg / annum and the Company's cultivation and harvest schedules, Aurora expects its production available for sale will be approximately 25,000 kg equivalent of cannabis in the Company's Q4 2019, the period ending June 30, 2019, with continued production volume increases in subsequent quarters. Aurora defines production available for sale as representing the Company's production capacity harvested and processed into a final product for sale. Paired with strong current and future anticipated demand for the Company's products across its different market segments, this is expected to result in continued strong revenue growth.

The market introduction of higher-margin products, such as softgels, as well as its vape-ready CBD oil cartridge product Aurora Cloud, is expected to contribute to sustained strong gross margins during fiscal 2019. Additionally, Aurora is looking forward to the upcoming finalization of the draft regulations which will allow derivative, higher margin products such as vape pens, beverages, and edibles to be sold in the Canadian adult use market during 2019.

Additionally, disciplined cost management is anticipated to result in SG&A costs to be roughly consistent with the previous quarter, including a full quarter of costs related to all integrated subsidiaries in MedReleaf, Anandia and Agropro. Consequently, management believes the combination of substantial revenue growth and disciplined cost management positions the Company well to achieve sustained positive EBITDA beginning in Fiscal Q4 2019 (Calendar Q2 2019).

The preliminary estimated financial results and other data for the three months ended December 31, 2018 set forth above are subject to the completion of the Company's financial closing procedures. These data have been prepared by, and is the responsibility of, the Company's management, and was approved by management on January 7, 2019. Aurora's independent registered public accounting firm, KPMG LLP, has not audited, reviewed or performed any procedures with respect to the accompanying preliminary financial results and other data, and accordingly does not express an opinion or any other form of assurance with respect thereto. The Company currently expects that its final results of operations and other data will be consistent with the estimates set forth above, but such estimates are preliminary and Aurora's actual results of operations and other data could differ materially from these estimates due to the completion of its financial closing procedures, final adjustments and other developments that may arise between now and the time such unaudited interim consolidated financial statements for the three months ended December 31, 2018 are issued.

Management Commentary

"Aurora continues to execute effectively across all market segments, as demonstrated by its revenue growth anticipated to exceed 68% as compared to last quarter, supported by continued strong performance in the Canadian adult consumer use market," said Terry Booth, CEO of Aurora. "Our consistent and high-quality production continues to significantly ramp up as expected, fueling even further growth. Going forward, we see sustained strong demand from the adult usage market, as evidenced by public statements from the Canadian provinces, as well as strong patient-driven demand for medical cannabis in Canada and abroad. These factors, together with our focus on disciplined management of operating expenses, and our growing portfolio of higher margin products, put us in a position to rapidly achieve positive EBITDA within the next two quarters."

Facilities Video

The Company today released updated video of its production facilities, including Aurora Sky, Aurora Eau, Aurora Vie, MedReleaf Bradford, Aurora Mountain, ICC Labs, and Agropro. The footage demonstrates the technologically advanced nature of Aurora's diverse production assets, as well as the mature nature of its operations. The video material may be viewed here: https://www.dropbox.com/s/o517edo5l9n2v5r/AURORA_FACILITIES_V06.mp4?dl=0

Second Quarter 2019 Conference Call

Aurora has scheduled its conference call to discuss the results for its second quarter ended December 31, 2018, which will be released on Monday, February 11th, 2019 pre-market, The conference call will be hosted that day at 10:30 a.m. Eastern Time by Terry Booth, Chief Executive Officer, Glen Ibbott, Chief Financial Officer, Cam Battley, Chief Corporate Officer, and Michael Singer, Chairman of the Board, followed by a question and answer period.

DATE:	Monday, February 11th, 2019
TIME:	10:30 a.m. Eastern Time | 8:30 a.m. Mountain Time
WEBCAST:	https://bit.ly/2VvfrlA
REPLAY:	(416) 849-0833 or (855) 859-2056 Available until 12:00 midnight Eastern Time Monday, February 18, 2019
REFERENCE NUMBER:	2474319

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 22 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland, have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRx, Peloton Pharmaceutical, Aurora Deutschland , H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, and ICC Labs – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release makes reference to certain non-IFRS measures, including certain industry metrics. These metrics and measures are not recognized measures under IFRS do not have meanings prescribed under IFRS and are as a result unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complimentary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of review of our financial information reported under IFRS. This news release uses non-IFRS measures including "EBITDA", "production capacity", "production available for sale" and "SG&A".  Production capacity and production available for sale are commonly used operating measures in the industry but may be calculated differently compared to other companies in the industry. These non-IFRS measures, including the industry measures, are used to provide investors with supplementary measures of our operating performance that may not otherwise be apparent when relying solely on IFRS metrics. Definitions of the non-IFRS measures can be found in our MD&A and in this news release.

This news release also includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personal, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government adult-use  sales channels, managements estimation of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, and the possibility for changes in laws, rules, and regulations in the industry, as well as the risks identified under the heading "Risk Factors" in the company's Annual Information Form for the financial year ended June 30, 2018 filed in Canada on SEDAR at www.sedar.com and in the United States on Edgar under Form 40-F at www.sec.gov. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

View original content to download multimedia:http://www.prnewswire.com/news-releases/aurora-cannabis-provides-guidance-for-the-second-quarter-of-fiscal-2019-anticipating-net-revenues-of-50m-to-55m-300774575.html

SOURCE Aurora Cannabis Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2019/08/c6700.html

%CIK: 0001683541

For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 08-JAN-19